TAOP Enters Into a $3 Million Private Placement Transaction

SHENZHEN, China, September 11, 2018 (GLOBE NEWSWIRE) — Taoping Inc. (NASDAQ: TAOP), a leading provider of internet-based ad distribution and ad display terminal sharing systems in China, today announced that on September 7, 2018, it entered into a securities purchase agreement with certain investors, pursuant to which the inventors agreed to purchase an aggregate of 2,000,000 ordinary shares of the Company at a price of $1.50 per share for an aggregate of $3 million. Mr. Jianghuai Lin, the Company’s Chairman and CEO, is one of the investors and agreed to purchase 500,000 shares in this transaction.

The private placement may be consummated in multiple closings, occurring no later than December 31, 2018. The consummation of the private placement is subject to the satisfaction of certain customary closing conditions. The parties have made customary representations, warranties and indemnifications to each other in the securities purchase agreement. The ordinary shares will be sold to the investors in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended and/or Regulation S promulgated thereunder. TAOP expects to use the net proceeds from the private placement to support its global market expansion.

“While our continuing effort has been put in expansion, the private placement will help us moving forward with our aggressive business plans designed to drive future revenue growth.” said Mr. Jianghuai Lin, the Chairman and CEO of TAOP, “Our products are perfectly positioned to meet consumer’s growing demand for building two-way communications between the brand and its targeted local or global audience. We look forward to using this capital to deliver positive results for our shareholders in the rest of 2018 and beyond.”

About Taoping Inc.

Taoping Inc. (formerly known as China Information Technology, Inc.) Nasdaq: TAOP, is a leading cloud-based ad terminal and service provider of digital advertising distribution network and new media resource sharing platform in the Out-of-Home advertising market of China. The Company provides the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on the ad display terminals. Connecting cloud-based ad terminal owners, advertisers and consumers, it builds up a resource sharing “Smart IoT Terminal - Taoping Net/ App – Taoping E-store” media ecosystem to ultimately achieve the mission “our technology makes advertising and branding affordable and effective for everyone.” To learn more, please visit http://www.taop.com/.

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Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Taoping Inc.

Iris Yan

Tel: +86-755-8370-4767

Email: IR@taoping.cn

http://www.taop.com/

or

Dragon Gate Investment Partners LLC

Tel: +1(646)-801-2803

Email: taop@dgipl.com

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